Exhibit 99.1

April 29, 2020

Dear Shareholders,

Despite the global uncertainty around COVID-19 in Q1, our business met or exceeded our forecast for all major metrics. For Q2 and the remainder of the year, our outlook for most of our key performance indicators has remained unchanged with the exception of revenue where a slowdown in advertising and significant changes in currency rates are having an impact. Our business remains very healthy with more than €1.8 billion in liquidity and we expect to be free cash flow positive for the year. Overall, despite some changes in listening patterns, we are encouraged with the trends we are seeing, and continue to be optimistic about the underlying growth fundamentals of the business.

[1]	Free Cash Flow is a non-IFRS measure. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

COVID-19 IMPACT

While we are pleased with how our business has performed so far, our thoughts and attention are most focused on the health and well-being of our employees, the greater creative community and society at large. We are in unprecedented times and, like most, we are trying to navigate this uncertainty as best we can. We are fortunate that as a business we are able to operate with very little disruption and our hope is that providing music, information, and an escape for many can provide some joy and comfort.

Operationally, we are now in week 7 of our entire employee base working remotely. The team has universally risen to this new temporary reality, and it’s been inspiring to watch everyone support each other virtually. From a performance standpoint, we are encouraged and haven’t seen any falloff in overall employee productivity despite the current work from home situation.

Our hiring was also in line with expectations in the quarter. That being said, we have taken steps to slow hiring for the remaining three quarters of 2020 and have reduced open headcount by roughly 30% from prior growth expectations. We will continue to grow, and believe we are in a great position to invest in product and innovation. We also recognize it may be more challenging to effectively recruit and onboard given the inherent uncertainty moving forward.

Changing Consumer Engagement

Beginning in late February, we saw some impact to our business. While MAUs and Subs remained in line with our forecast and held steady, in hard hit markets like Italy and Spain, we saw a notable decline in Daily Active Users and consumption. But over the last few weeks, we’ve seen listening start to rebound, and in many markets, consumption has meaningfully recovered.

In this environment, we are seeing an evolution of Spotify’s relationship with its consumers. For example, when we saw consumption starting to decline we would have assumed that MAUs and Paid Subscribers would be negatively impacted, but that wasn’t the case. In fact, both new and reactivated MAUs grew substantially even during lockdown periods in major markets. Additionally, despite some of the consumption changes, the ratio of Daily Active Users relative to Monthly Active Users was strong in the quarter. We did see a bit of a decline over the last few weeks of March; however, the average DAU/MAU ratio for the quarter was higher than in Q1 of 2019.

Not surprisingly, we have seen usage in Car, Wearable, and Web platforms drop (double digits in some instances). However, the audience through TV and Game Consoles has grown materially, in excess of 50% over the same time period. In fact, for Ad-Supported MAU in the US, game consoles have been a top 2 or 3 platform in terms of consumption for the better part of the month, and connected device usage generally is up more than 40% among Ad-Supported users globally.

It’s clear from our data that morning routines have changed significantly. Every day now looks like the weekend. This trend was seen more significantly in Podcasts than in Music, likely due to the fact that Car and Commute use cases have changed quite dramatically. However, listening time around activities like cooking, doing chores, family time, and relaxing at home have each been up double digits over the past few weeks. Audio has also taken on a greater role in managing the stress and anxiety many are feeling in today’s unprecedented environment. Two in five consumers we surveyed in the US said they were listening to music to manage stress more than they typically do, which explains the recent rise we’ve seen in searches for “chill” and “instrumental”. We’ve also seen an uptick in consumption of podcasts related to wellness and meditation over the last few weeks.

The past few months have only strengthened our belief in the Freemium model. As mentioned, we have seen strong growth in users, both new and returning. Historically, over 60% of our Premium users start as Ad-Supported users, so continuing to grow the top of the funnel is very healthy for our ecosystem. We also know that roughly 70% of churned users are back with Spotify within 45 days of leaving, which includes coming back through either our Premium or Ad-Supported experience. While our sincere hope is for some sense of “normalcy” to return to people’s lives as quickly as possible, we do believe our model is uniquely positioned to not just weather this storm, but to come out the other side even stronger.

MONTHLY ACTIVE USERS (“MAUs”)

Total MAUs grew 31% Y/Y to 286 million, in line with our forecast and expectations.

Q1 2020 was the third consecutive quarter of year on year growth above 30%. In all four of our regions, MAU grew faster in Q1 2020 than it did Q1 2019. Growth in North America accelerated for the 2nd straight quarter led by outperformance in the US, as did growth in our largest region, Europe. Our Latin America and Rest of World regions continue to see the fastest growth, with those segments growing 36% and 65% Y/Y, respectively.

Of note, we are beginning to see growth in reactivations following stay-at-home orders being implemented globally. While it is too early to tell what the lasting impact will be from this emerging trend, we will be tracking this over the coming months as the global health emergency evolves. Overall, the funnel remains strong, with both activated and reactivated MAUs growing substantially even during the COVID-related lockdown periods in major markets. Retention continues to see significant increases Y/Y particularly on the Ad-Supported tier with retention percentages up hundreds of basis points at key milestones in a users’ first 6 months. We remain confident based on our operating history that strong MAU trends are a leading indicator for future subscriber and financial growth.

Total MAUs by Region

PREMIUM SUBSCRIBERS

At the end of Q1’20 we had 130 million Premium Subscribers globally, up 31% Y/Y and ahead of our forecast. Family Plan was a significant driver of our outperformance once again. Spotify Kids2 (our stand-alone beta app designed for children three and older) launched in eight more markets during Q1 - Australia and the UK in February, Mexico, Brazil, and Argentina in mid-March, and most recently the US, Canada, and France toward the end of the quarter. Additionally, we expanded the pilot of our Duo offering, Premium plans for two people, into three more geographies this quarter: Canada, France, and Japan. The Duo plan is now available in 23 markets total following strong results from rollouts in Denmark, Ireland, Poland, and Latin America last year.

Churn improved more than 70 bps Y/Y, but ticked up approximately 10 bps sequentially. Given the high promotional activity related to our holiday campaign in the fourth quarter, the first quarter typically sees more seasonal churn and the quarter was in line with expectations. We did see some minor impact from the effects of COVID-19 (modest increase in cancellations and payment failures) at the very end of the quarter, but it had little impact on reported churn and trends have been steadily improving. Approximately 1 in 6 respondents to our exit survey in the US cited COVID-related reasons for cancelling their accounts. Encouragingly, more than 80% of those respondents indicated that they are extremely likely or likely to renew once the economic situation improves.

[2]	https://newsroom.spotify.com/2020-03-31/spotify-kids-is-now-available-in-the-u-s-canada-and-france/

Subscribers by Region

FINANCIAL METRICS

Revenue

Total revenue of €1,848 million grew 22% Y/Y in Q1. Consolidated revenue was roughly in line with expectations. Premium revenue grew 23% Y/Y to €1,700 million, and slightly outperformed our expectations. Ad-Supported revenues grew 17% Y/Y, but fell short of expectations as a result of impacts from COVID-19, particularly the last three weeks of the quarter.

For the Premium business, average revenue per user (“ARPU”) of €4.42 in Q1 was down 6% Y/Y (down 7% excluding the impact from FX rates). A significant portion of this decline was driven by the continuation of longer free trials rolling over from Q4 and additional intake during Q1. Excluding the impact of Trials & Campaigns, ARPU would have declined 4% Y/Y as a result of continued mix shifts in product and geography.

Ad-Supported revenues of €148 million fell short of our forecast. Prior to the global health crisis, we were in a strong position to hit or exceed our Q1 target. Revenues were pacing ahead of forecast as a number of initiatives implemented toward the end of 2019 seemed to be bearing fruit faster than anticipated. However, in March we saw deceleration across all sales channels as previously booked business was cancelled or paused, and Programmatic buyers pulled back spend. Ad-Supported Revenue in the last 3 weeks of the quarter was more than 20% below forecasted levels as a result.

Despite the weakness in the final 3 weeks of the quarter, revenue from our Direct and Ad Studio channels finished ahead of forecast given pacing in the preceding months. However, revenues from Programmatic were hit particularly hard, finishing the quarter short of expectations. We have revised our 2020 forecast for Ad-Supported revenue significantly from our pre-COVID estimates given the current levels of uncertainty surrounding the global health crisis. More information can be found in our ‘Q2 & 2020 Outlook’ section below.

There were a number of positives in the quarter. Most notably, we successfully rolled out Dynamic Ad Breaks (DAB) in our Top 10 markets, and announced the beta test of a new ad product for Podcasts at CES, Streaming Ad Insertion (SAI3). Since the end of the quarter, we have expanded the reach of DAB and it has now been launched globally.

Gross Margin

Gross Margin finished as 25.5% in Q1 which both exceeded our expectations and finished at the high end of our guidance range. The largest driver of outperformance stemmed from the core royalty component due to product mix, offset somewhat by one-time reductions. We also saw a benefit from non-royalty cost of revenue, most notably streaming delivery costs. We did see some delays in our content production and release schedule, some of which was related to COVID-19. It’s likely that we will continue to see lower overall production relative to our original plan and expect lower levels in Q2 than our original forecast.

On April 1, we announced a renewed global licensing partnership with Warner Music Group. The expanded deal covers countries where we currently operate, as well as certain additional markets. We are pleased with the outcome, and as stated previously, do not believe the new deal will materially impact music economics. We look forward to working together with Warner to grow the music industry over the long term.

Premium Gross Margin was 28.3% in Q1, up from 27.4% in Q4, and up 220 bps Y/Y. Ad-Supported Gross Margin was (6.6)% in Q1, down from 11.6% in Q4 and down 1,550 bps Y/Y. We continue to believe that our investments in podcasts will benefit the platform as a whole, and see an overall benefit to both usage, engagement, and retention across both Ad-Supported and Premium. With that in mind, to improve consistency in the segment classification between podcast advertising revenues and costs of podcast content, effective January 1, 2020, all costs of podcast content were wholly recognized in the Ad-Supported segment rather than allocating certain podcast costs between segments. The segment Gross Margins above reflect this change, and prior period results have been revised to conform with the current period’s classification. There is no impact to consolidated Gross Margin. The change in classification for podcasts had roughly a 600 bp impact on Ad-Supported Gross Margin. There were additional unusual items that negatively impacted the Ad-Supported Gross Margin by 500 bps in the quarter.

Operating Expenses / Income (Loss)

Operating expenses totaled €489 million in Q1, an increase of 16% from 1Q’19 but short of our plan. The cost of Share Based Compensation, both from the social charges as a result of share

[3]	https://newsroom.spotify.com/2020-01-08/spotifys-head-of-global-ads-business-and-platform-jay-richman-talks-new-spotify-podcast-ads/

price movements and lower than expected grants of new equity, was the largest driver of the variance to forecast this quarter. Social charges, in particular, came in €24 million lower than plan and overall equity expense was €36 million less than expected. We also experienced positive variance from COVID-19-related forces; travel was down significantly this quarter, and certain areas of spend like events and campaigns were postponed to a later period or cancelled.

To that end, as mentioned above, we have decided to slow the pace of hiring for the remainder of the year until we have better visibility into the economic impact of COVID-19. We will continue to focus our investments in areas of strategic importance, and remain committed to our long-term targets for hiring in Research & Development. Additionally, we are committed to retaining all existing employees, but are mindful about the absolute level of hiring until we have more clarity on the global economic picture and the length of our work from home status. At the end of Q1, our workforce consisted of 5,779 FTEs globally.

Content

We continue to be excited by the growth trajectory and adoption of podcast content globally. While the current environment has shifted listening patterns temporarily, nothing we have seen changes our long-term view of the potential for Podcasts. Today, 19% of our Total MAUs engage with podcast content, up from 16% in Q4 2019, and consumption continues to grow at triple digit rates Y/Y.

In Q1, we launched 78 Originals & Exclusives (“O&E”) podcasts globally and completed the acquisition of The Ringer, rounding out our total number of studio operations to four: Gimlet, Parcast, The Ringer, and Spotify Studios. Some notable launches include Mom’s Basement4, a show about the culture and personalities of gaming hosted by Faze Banks and Kemstar of the popular eSports group FaZe Clan; Made in Medellin5, an original podcast about the life and music of J. Balvin which earned more than 295 million media impressions across the US, Spain, Colombia, Argentina, Chile, and Mexico; and Le Nuage6, a “fact-based” thriller that became the #1 podcast in France the week it launched.

There are now more than 1 million podcasts available on our platform, and more than 60% of them are powered by Anchor, which we acquired a year ago. In Q1 specifically, Anchor-powered shows accounted for more than 70% of new podcasts launched on our service.

Overall supply of new podcast content was impacted slightly by COVID-19, largely driven by double-digit declines in episodes of our Catalog shows, while there was little-to-no change in output from Spotify Originals and Exclusives. Across the top 1,000 Catalog shows, we observed a stable number of shows publishing new episodes, but approximately a 20% decline in the number of episodes published by these shows vs. pre-COVID. Our portfolio of O&E was more resilient to the impact of COVID-19, as nearly all our show teams shifted to producing podcasts while working from home, which allowed us to publish a stable supply of new episodes. Fest &

[4]	https://open.spotify.com/show/3W8pwzlQAsAeOBrgZeReqJ
[5]	https://open.spotify.com/show/5tWoKLuIdmpKwmBqciWLlN
[6]	https://open.spotify.com/show/1859NG1b5DQCdxRxArW45p

Flauschig7, one of our biggest podcasts in Germany, adapted to working from home by adding a number of new episodes each week to keep fans company during the lockdown. Gimlet also expanded their coverage on Science Vs8 and The Journal9 to focus on COVID-19, which resulted in substantial growth in audience and consumption time for each title.

COVID-19 has impacted the creator community significantly, and we are doing our best to support the community in these trying times. In response to the global pandemic, we shifted our priorities in March to introduce a music relief project using a multi-faceted approach: 1) a program to match donations received by organizations that support artists and creators in need, and 2) artist-selected fundraising destinations recommended to their fans.

On March 25, we launched the Spotify COVID-19 Music Relief10 project, through which we have partnered with organizations that offer financial relief to those in the music and creator community around the world. We pledged to match dollar-for-dollar public donations made to these organizations, up to a total Spotify contribution of $10 million. On April 22, we also followed up by launching Artist Fundraising pick, allowing artists to highlight donations to support themselves or our music relief project. On the first day we saw more than 27,000 artists enable this feature on their profile page and there are approximately 50,000 currently using the feature.

Two-Sided Marketplace

We continue to drive execution and innovation to further our goal of building a diversified digital services platform enabling creator teams to connect, create, and grow their audiences on our service. Sponsored Recommendations continue to perform; Premium opt out rates are extraordinarily low, while click through rates and conversion rates have remained strong and continue to over index click through rates on comparable digital platforms. Of note, the team from Republic booked a Sponsored Recommendation campaign to promote The Weeknd’s new album, After Hours, which saw the highest click through rate of a campaign on our platform to date. It was the largest album debut of the year so far, and the album reached #1 following this promotional period. We continue to believe that growth from these and other products in our Marketplace strategy will exceed 50% for the full year.

Free Cash Flow

Last quarter we called attention to the impact of timing shifts in certain payments to licensors. This shift in working capital inflated Free Cash Flow in Q4 and was anticipated to reverse this quarter as payments were made. Total Free Cash Flow was €(21) million in Q1 as a result. While this was the first operating cash outflow we’ve had in the past 9 quarters, the cash burn was actually less than we had anticipated. Offsetting some of the unfavorable movements in working capital was lower spend on PP&E related to office build-outs. We maintain positive working capital dynamics overall, and continue to expect that we will deliver positive Free Cash Flow for the year.

[7]	https://open.spotify.com/show/1OLcQdw2PFDPG1jo3s0wbp
[8]	https://open.spotify.com/show/5lY4b5PGOvMuOYOjOVEcb9
[9]	https://open.spotify.com/show/0KxdEdeY2Wb3zr28dMlQva
[10]	https://covid19musicrelief.byspotify.com/en-us

In addition to the positive Free Cash Flow dynamics, we maintain a strong liquidity position and are confident in the financial position of the business as we look at the current and future uncertainty surrounding the global health crisis. At the end of Q1, we had €1.8 billion in cash and cash equivalents, restricted cash, and short term investments on our Balance Sheet, and no indebtedness11.

Q2 & 2020 OUTLOOK

These forward-looking statements reflect Spotify’s expectations as of April 29, 2020 and are subject to substantial uncertainty. The estimates below utilize the same methodology we’ve used in prior quarters with respect to our guidance and the potential range of outcomes. Given the extraordinary operating circumstances we currently face with respect to the impact of COVID-19 there is a greater likelihood of variances within those ranges than typical quarters.

Q2 2020 Guidance:

•	Total MAUs: 289-299 million

•	Total Premium Subscribers: 133-138 million

•	Total Revenue: €1.75-€1.95 billion

•	Assumes approximately 300 bps headwind to growth Y/Y due to movements in foreign exchange rates

•	Gross Margin: 23.3-25.3%

•	Operating Profit/Loss: €(45)-€(95) million

•	Includes expected charitable contributions of roughly €(9) million

We are reiterating Full Year 2020 Guidance with the exception of Revenue:

•	Total MAUs: 328-348 million

•	Total Premium Subscribers: 143-153 million

•	Total Revenue: Reduced to €7.65-€8.05 billion from €8.08-€8.48 billion

•

The two biggest drivers of the reduction in revenue guidance relate to changes in foreign exchange rates and changes in our advertising expectations related to COVID-19. F/X is the largest impact accounting for almost half of the change

•	Gross Margin: 23.2-25.2%

•	Operating Profit/Loss: €(150)-€(250) million

EARNINGS QUESTION & ANSWER SESSION

The Company will host a live question and answer session starting at 8 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarnings. Participants also may join using the listen-only conference line:

[11]	As of March 31, 2020, we have no material outstanding indebtedness, other than lease liabilities recognized under IFRS 16.

Participant Toll Free Dial-In Number: (844) 343-9039

Participant International Dial-In Number: +1 (647) 689-5130

Conference ID: 9549846

CONTACTS
Investor Relations:	Public Relations:
Michael Urciuoli	Dustee Jenkins
ir@spotify.com	press@spotify.com

Use of Non-IFRS Measures

To supplement our interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect are useful to investors because they present measures that facilitate comparison to our historical performance. However, Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” table.

Forward Looking Statements

This shareholder letter contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users and to retain existing users; competition for users and user listening time; our dependence upon third-party licenses for most of the content we stream; our lack of control over the providers of our content and their effect on our access to music and other content; our ability to comply with the many complex license agreements to which we are a party; our ability to accurately estimate the amounts payable under our license agreements; the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements; our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements; new copyright legislation that may increase the cost and/or difficulty of music licensing; risks associated with our international expansion, including difficulties obtaining rights to stream content on favorable terms; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; our ability to expand our operations to deliver content beyond music, including podcasts; potential breaches of our security systems; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to accurately estimate our user metrics and other estimates; risks associated with manipulation of stream counts and user accounts and unauthorized access to our services; changes in legislation or governmental regulations affecting us; risks relating to privacy and protection of user data; our ability to maintain, protect, and enhance our brand; ability to hire and retain key personnel; risks relating to the acquisition, investment, and disposition of companies or technologies; tax-related risks; the concentration of voting power among our founders who have and will continue to have substantial control over our business; risks related to our status as a foreign private issuer; international, national or local economic, social or political conditions; and risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and the impact of the COVID-19 pandemic on our business and operations, including any adverse impact on advertising revenue or subscriber acquisition and retention. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 12, 2020. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder letter.

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

	Three months ended
	March 31, 2020	December 31, 2019	March 31, 2019
Revenue	1,848	1,855	1,511
Cost of revenue	1,376	1,381	1,138

Gross profit	472	474	373
Research and development	162	173	155
Sales and marketing	231	276	172
General and administrative	96	102	93

	489	551	420

Operating loss	(17)	(77)	(47)
Finance income	70	7	34
Finance costs	(12)	(103)	(156)

Finance income/(costs) - net	58	(96)	(122)

Income/(loss) before tax	41	(173)	(169)
Income tax expense/(benefit)	40	36	(27)

Net income/(loss) attributable to owners of the parent	1	(209)	(142)

Earnings/(loss) per share attributable to owners of the parent
Basic	0.00	(1.14)	(0.79)

Diluted	(0.20)	(1.14)	(0.79)

Weighted-average ordinary shares outstanding
Basic	185,046,324	182,942,528	180,613,539

Diluted	185,632,113	182,942,528	180,613,539

Condensed consolidated statement of financial position

(Unaudited)

(in € millions)

	March 31, 2020	December 31, 2019
Assets
Non-current assets
Lease right-of-use assets	491	489
Property and equipment	291	291
Goodwill	627	478
Intangible assets	87	58
Long term investments	1,312	1,497
Restricted cash and other non-current assets	69	69
Deferred tax assets	6	9

	2,883	2,891

Current assets
Trade and other receivables	363	402
Income tax receivable	3	4
Short term investments	733	692
Cash and cash equivalents	951	1,065
Other current assets	93	68

	2,143	2,231

Total assets	5,026	5,122

Equity and liabilities
Equity
Share capital	—	—
Other paid in capital	4,079	4,192
Treasury shares	(180)	(370)
Other reserves	822	924
Accumulated deficit	(2,708)	(2,709)

Equity attributable to owners of the parent	2,013	2,037

Non-current liabilities
Lease liabilities	624	622
Accrued expenses and other liabilities	46	20
Provisions	2	2
Deferred tax liabilities	2	2

	674	646

Current liabilities
Trade and other payables	547	549
Income tax payable	8	9
Deferred revenue	317	319
Accrued expenses and other liabilities	1,389	1,438
Provisions	12	13
Derivative liabilities	66	111

	2,339	2,439

Total liabilities	3,013	3,085

Total equity and liabilities	5,026	5,122

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

	Three months ended
	March 31, 2020	December 31, 2019	March 31, 2019
Operating activities
Net income/(loss)	1	(209)	(142)
Adjustments to reconcile net income/(loss) to net cash flows
Depreciation of property and equipment and lease right-of-use assets	21	20	17
Amortization of intangible assets	5	4	4
Share-based payments expense	37	28	26
Finance income	(70)	(7)	(34)
Finance costs	12	103	156
Income tax expense/(benefit)	40	36	(27)
Other	4	14	8
Changes in working capital:
Decrease/(increase) in trade receivables and other assets	22	(14)	35
(Decrease)/increase in trade and other liabilities	(63)	222	155
(Decrease)/increase in deferred revenue	(4)	15	13
(Decrease)/increase in provisions	(1)	1	—
Interest paid on lease liabilities	(15)	(12)	(4)
Interest received	3	2	4
Income tax paid	(1)	—	(2)

Net cash flows (used in)/from operating activities	(9)	203	209

Investing activities
Business combinations, net of cash acquired	(137)	—	(288)
Purchases of property and equipment	(12)	(32)	(37)
Purchases of short term investments	(498)	(231)	(104)
Sales and maturities of short term investments	477	165	383
Change in restricted cash	—	(2)	1
Other	(14)	(5)	(4)

Net cash flows used in investing activities	(184)	(105)	(49)

Financing activities
Payments of lease liabilities	(4)	(4)	(5)
Lease incentives received	7	—	—
Repurchases of ordinary shares	—	(30)	(126)
Proceeds from exercise of share options	77	71	33
Proceeds from the exercise of warrants	—	74	—
Other	(3)	(2)	—

Net cash flows from/(used in) financing activities	77	109	(98)

Net (decrease)/increase in cash and cash equivalents	(116)	207	62
Cash and cash equivalents at beginning of the period	1,065	877	891
Net exchange gains/(losses) on cash and cash equivalents	2	(19)	13

Cash and cash equivalents at period end	951	1,065	966

Calculation of basic and diluted earnings/(loss) per share

(Unaudited)

(in € millions, except share and per share data)

	Three months ended
	March 31, 2020	December 31, 2019	March 31, 2019
Basic earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	1	(209)	(142)
Share used in computation:
Weighted-average ordinary shares outstanding	185,046,324	182,942,528	180,613,539

Basic earnings/(loss) per share attributable to owners of the parent	0.00	(1.14)	(0.79)

Diluted loss per share
Net income/(loss) attributable to owners of the parent	1	(209)	(142)
Fair value gains on dilutive warrants	(38)	—	—

Net loss used in the computation of diluted loss per share	(37)	(209)	(142)

Shares used in computation:
Weighted-average ordinary shares outstanding	185,046,324	182,942,528	180,613,539
Warrants	585,789	—	—

Diluted weighted-average ordinary shares	185,632,113	182,942,528	180,613,539

Diluted loss per share attributable to owners of the parent	(0.20)	(1.14)	(0.79)

Reconciliation of IFRS to Non-IFRS Results

(Unaudited)

(in € millions, except percentages)

	Three months ended
	March 31, 2020	March 31, 2019
IFRS revenue	1,848	1,511
Foreign exchange effect on 2020 revenue using 2019 rates	(11)

Revenue excluding foreign exchange effect	1,837
IFRS revenue year-over-year change %	22%
Revenue excluding foreign exchange effect year-over-year change %	22%
IFRS Premium revenue	1,700	1,385
Foreign exchange effect on 2020 Premium revenue using 2019 rates	(8)

Premium revenue excluding foreign exchange effect	1,692
IFRS Premium revenue year-over-year change %	23%
Premium revenue excluding foreign exchange effect year-over-year change %	22%
IFRS Ad-Supported revenue	148	126
Foreign exchange effect on 2020 Ad-Supported revenue using 2019 rates	(3)

Ad-Supported revenue excluding foreign exchange effect	145
IFRS Ad-Supported revenue year-over-year change %	17%
Ad-Supported revenue excluding foreign exchange effect year-over-year change %	15%

Free Cash Flow

(Unaudited)

(in € millions)

	Three months ended
	March 31, 2020	December 31, 2019	March 31, 2019
Net cash flows (used in)/from operating activities	(9)	203	209
Capital expenditures	(12)	(32)	(37)
Change in restricted cash	—	(2)	1

Free Cash Flow	(21)	169	173